Exhibit 99.1

NEWS RELEASE – REGULATED INFORMATION

NOVEMBER 27, 2023, 1:00 am ET / 7:00 am CET

MDxHealth Announces Completion of Mandatory ADS Exchange and
Commencement of Transition Period to Single Listing on Nasdaq

IRVINE, CA, and HERSTAL, BELGIUM – November 27, 2023 – MDxHealth SA (NASDAQ/Euronext Brussels: MDXH) (the “Company” or “mdxhealth”), a commercial-stage precision diagnostics company, today announces the completion of the mandatory exchange under the Company’s American Depositary Shares (“ADSs”) facility (the “Mandatory ADS Exchange”), the start of the transition to a single listing on Nasdaq, and details on the process for repositioning of the Company’s shares from the Euronext Brussels trading system to the Nasdaq trading system.

Mandatory ADS Exchange and transition to single listing on Nasdaq

The Company announced on October 2, 2023, that its board of directors had determined that it is in the best interest of the Company, its investors and other stakeholders to consolidate all trading of the Company’s securities on one exchange in the United States. This transaction involves (1) a share consolidation with respect to all outstanding Company shares by means of a 1-for-10 reverse stock split, which was completed on November 13, 2023 (the “Share Consolidation”), after which ten former Company shares are represented by one new Company share (each new Company share, a “Share”), and each ADS represents one new Share, (2) listing the Shares on Nasdaq, (3)  the Mandatory ADS Exchange, (4) a repositioning of the Shares from the Euronext Brussels trading system to the Nasdaq trading system, and (5) following a transition period of at least three weeks after the Mandatory ADS Exchange, the de-listing of the Shares from listing and trading on Euronext Brussels.

Folllowing the completion of the Share Consolidation on November 13, 2023, the Company completed the Mandatory ADS Exchange, effective today. As a result of the Mandatory ADS Exchange, ADS holders received Shares that are listed on Nasdaq in exchange for their ADSs on the basis of a ratio of one ADS for one Share, the ADS program will be terminated and the ADSs will cease to be listed and traded on Nasdaq.

Effective as of the opening of trading on Nasdaq today, the Shares will be admitted to listing and trading on Nasdaq. During a transition period ending December 15, 2023, the Shares will be listed on both Euronext Brussels and Nasdaq.

In view of the foregoing, effective as of close of trading on Euronext Brussels on December 15, 2023, the Shares will no longer be listed and traded on Euronext Brussels. As of that moment on, the Shares will only be listed and traded on Nasdaq.

Repositioning process

In the context of the transition to a single listing on Nasdaq, the Company’s shareholders now have the opportunity to reposition their Shares from the Euronext Brussels trading system to the Nasdaq trading system.

The Company expects that many financial intermediaries or custodians in Europe will use their discretionary rights (under their terms of service to their clients) to automatically (at the initiative of the brokers) reposition the Shares held by their client to the Nasdaq trading system.

In the event the Shares are not automatically repositioned in the Nasdaq trading system as described above, or to understand or enquire the steps, timing and any associated costs and expenses that are required for repositioning Shares from the Euronext Brussels trading system to the Nasdaq trading system, shareholders should contact their financial intermediary or custodian. This request is possible at any time as of today. An overview of the procedures to be completed by your financial intermediary or custodian can be found on the Company’s website (see: Proposed Transition to a Single Listing on NASDAQ - mdxhealth).

All Shares, whether or not repositioned to Nasdaq, will continue to be valid Shares with full voting rights, rights to future dividends and other distributions, etc. Furthermore, Shares that are not repositioned prior to December 15, 2023, the last date that Shares will be listed and tradeable on Euronext Brussels, may be repositioned for trading on Nasdaq at any time after December 15, 2023 by contacting the shareholder’s financial intermediary or custodian.

Further information

For further information and details regarding the ongoing transition from a dual listing of the ADSs on Nasdaq and Shares on Euronext Brussels to a single listing of Shares on Nasdaq (including the applicable repositioning forms), reference is made to the dedicated web page which can be found on the Company’s website (see: Proposed Transition to a Single Listing on NASDAQ - mdxhealth).

About mdxhealth®

Mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands. For more information, visit mdxhealth.com and follow us on social media at:

twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

mdxhealth

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1 949 271 9223

ir@mdxhealth.com

Forward-looking Statements

This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding timing of the proposed transition from a dual listing of shares on Euronext Brussels and ADSs on Nasdaq to a sole listing of shares on Nasdaq and Share Consolidation, including statements regarding European financial intermediaries and custodians using their discretionary authority to reposition their clients’ securities. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: uncertainties associated with the coronavirus (COVID-19) pandemic, including its possible effects on our operations, and the demand for our products; our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the Oncotype DX® GPS prostate cancer business will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. All other trademarks and service marks are the property of their respective owners.

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